DOMINION DIAMOND CORPORATION

Appointment of Proxyholder

The undersigned shareholder of Dominion Diamond Corporation (the "Corporation") hereby appoints Chuck Strahl, or failing him, David S. Smith, both directors of the Corporation, or instead of either of them:

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Print the name of the person you are appointing if this person is someone other than the individuals listed above

as proxy of the undersigned, to attend, act and vote on behalf of the undersigned in accordance with the below direction (or if no directions have been given, as the proxy sees fit) on all the following matters and any other matter that may properly come before the Annual and Special Meeting of Shareholders of the Corporation to be held at 10:00 a.m. (Vancouver time) on June 13, 2017 at the Shangri-La Hotel, Vancouver 1128 West Georgia Street, Conway Room Vancouver, British Columbia, Canada (the "Meeting"), and at any and all adjournments or postponements thereof in the same manner, to the same extent and with the same powers as if the undersigned were personally present, with full power of substitution.

Management recommends voting FOR all of the resolutions set out below. Please use a dark black pencil or pen.

1. Election of Directors

For the election of the following nominees as directors of the Corporation, as named in the accompanying Management Proxy Circular, to hold office until the next annual meeting of shareholders or until their successors are elected:

	FOR	*WITHHOLD*
1. James K. Gowans	☐	☐
2. Thomas A. Andruskevich	☐	☐
3. Graham G. Clow	☐	☐
4. Trudy Curran	☐	☐
5. Tim Dabson	☐	☐
6. David S. Smith	☐	☐
7. Chuck Strahl	☐	☐
8. Josef Vejvoda	☐	☐

	FOR	*AGAINST*	*WITHHOLD*
2.. Appointment of Auditors For the re-appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation and to authorize the directors to fix the remuneration of the audits.	☐		☐
3. Amendments to By-Law No. 1 In respect of the resolution to ratify and confirm amendments to By-Law No. 1 of the Corporation, reflecting evolving corporate governance practices, as disclosed in the Management Proxy Circular of the Corporation.	☐	☐	
4. Advance Notice By-Law In respect of the resolution to confirm the Advance Notice By-Law of the Corporation, adopting advance notice requirements for nominations of directors by shareholders, as disclosed in the Management Proxy Circular of the Corporation.	☐	☐	

	FOR	*AGAINST*
5. Approach to Executive Compensation In respect of the Corporation's approach to executive compensation, all as disclosed in the Management Proxy Circular of the Corporation	☐	☐

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted FOR a matter by Management's appointees or, if you appoint another proxyholder, as that other proxyholder sees fit. On any amendments or variations proposed or any new business properly submitted before the Meeting, I/We authorize you to vote as you see fit.**

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Signature(s) Date

Please sign exactly as your name(s) appear on this proxy. Please see reverse for instructions. All proxies must be received by 1:00 p.m. (Toronto time) on June 9, 2017, or if the Meeting is adjourned, no later than 1:00p.m. (Toronto time) on the last business day preceding the day to which the Meeting is adjourned. The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice.

Proxy Form – Annual and Special Meeting of Shareholders of Dominion Diamond Corporation to be held on June 13, 2017 (the "Meeting")

Notes to Proxy

1. This proxy must be signed by a holder or his or her attorney duly authorized in writing. If you are an individual, please sign exactly as your name appears on this proxy. If the holder is a corporation, a duly authorized officer or attorney of the corporation must sign this proxy, and if the corporation has a corporate seal, its corporate seal should be affixed.

2. If the securities are registered in the name of an executor, administrator or trustee, please sign exactly as your name appears on this proxy. If the securities are registered in the name of a deceased or other holder, the proxy must be signed by the legal representative with his or her name printed below his or her signature, and evidence of authority to sign on behalf of the deceased or other holder must be attached to this proxy.

3. Some holders may own securities as both a registered and a beneficial holder; in which case you may receive more than one Circular and will need to vote separately as a registered and beneficial holder. Beneficial holders may be forwarded either a form of proxy already signed by the intermediary or a voting instruction form to allow them to direct the voting of securities they beneficially own. Beneficial holders should follow instructions for voting conveyed to them by their intermediaries.

4. If a security is held by two or more individuals, any one of them present or represented by proxy at the Meeting may, in the absence of the other or others, vote at the Meeting. However, if one or more of them are present or represented by proxy, they must vote together the number of securities indicated on the proxy.

All holders should refer to the Management Proxy Circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting.

This proxy is solicited by and on behalf of Management of the Corporation.

How to Vote

INTERNET

- Go to www.cstvotemyproxy.com
- Cast your vote online
- View Meeting documents

To vote by Internet you will need your control number. If you vote by Internet, do not return this proxy.

MAIL, FAX or EMAIL

- Complete and return your signed proxy in the envelope provided or send to:

  CST Trust Corporation
  P.O. Box 721
  Agincourt, ON M1S 0A1

- You may alternatively fax your proxy to 416-368-2502 or toll free in Canada and United States to 1-866-781-3111 or scan and email to proxy@canstockta.com.

An undated proxy is deemed to be dated on the day it was received by CST.

All proxies must be received by 1:00 p.m. (Toronto time) on June 9, 2017, or if the Meeting is adjourned, no later than 1:00p.m. (Toronto time) on the last business day preceding the day to which the Meeting is adjourned. The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice